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January 12, 2018	Alexander D. Lynch, Esq. +1 (212) 310-8971 alex.lynch@weil.com

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Confidential Submission of Draft Form S-1 by Ceridian HCM Holding Inc.

Ladies and Gentlemen:

On behalf of Ceridian HCM Holding Inc. (the “Company”), we confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, as amended, for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Should members of the Staff have any questions or comments concerning this submission, please contact me at (212) 310-8971.

Best regards,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.

Enclosure

cc:	Scott A. Kitching, Esq., Ceridian HCM Holding Inc.